UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Scripps Networks Interactive, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811065101

(CUSIP Number)

Bruce W. Sanford, Esq.

Baker & Hostetler LLP

Washington Square, Suite 1100

1050 Connecticut Avenue, NW

Washington, DC 20036-5304

(202) 861-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811065101

1	Name of reporting person The Edward W. Scripps Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 819,091
	8	Shared voting power 32,335,111
	9	Sole dispositive power 1,621,090
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 33,154,202
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 22.5%
14	Type of reporting person (see instructions) OO

CUSIP No. 811065101

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Items included below in the Schedule 13D filed by The Edward W. Scripps Trust (the “Reporting Person” or the “Trust”) on August 30, 2011 and amended by Amendment No. 1 filed on January 24, 2013 (the “Original Schedule 13D”) relating to the Class A Common Shares, $0.01 par value (the “Class A Common Shares”), and the Common Voting Shares, $0.01 par value (the “Common Voting Shares” and, together with the Class A Common Shares, the “Common Shares”), of Scripps Networks Interactive, Inc., an Ohio corporation (the “Issuer”). This Amendment is being filed to (a) report the distribution on March 14, 2013 of 63,221,105 Common Shares from the Trust to the residuary beneficiaries of the Trust (the “Trust Beneficiaries”), other than three Trust Beneficiaries who are minors (the “Minors”) and (b) indicate that the provisions of the Scripps Family Agreement (as defined below) are now fully effective and that the voting provisions established by the order (the “Order”) entered by the Court of Common Pleas, Probate Division, Butler County, Ohio (the “Court”) on January 22, 2013 directing the Trustees (the “Trustees”) of the Trust with respect to the voting of the Common Shares then held by the Trust no longer apply to the Common Shares distributed by the Trust.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended by replacing the last two sentences of the first paragraph thereunder with the following:

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012. An aggregate of 63,221,105 of the Common Shares held by the Trust were distributed to the Trust Beneficiaries other than the Minors pursuant to the terms of the Trust for no consideration on the Distribution Date. The remaining 1,621,090 Common Shares held by the Trust (other than 37 Class A Common Shares that will be sold in the market so that no fractional shares will be distributed) are expected to be distributed in the next few months to trusts to be established for the purpose of holding the shares on behalf of the Minors (collectively, the “Minors Trust”), of which one of the Trust Beneficiaries is expected to be appointed as a trust advisor with respect to the transfer and voting of such Common Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

Edward W. Scripps established the Trust in 1922, among other reasons, to hold the controlling interest in the capital stock of The E.W. Scripps Company (“Scripps”), and the Trust received the Common Shares of the Issuer in connection with the spin-off of the Issuer from Scripps in July 2008 (the “Spin-off”).

Certain descendants of Robert P. Scripps, descendants of John P. Scripps (the “JPS Descendants”) and certain trusts of which JPS Descendants are trustees and beneficiaries (collectively, the “JPS Trusts”) (collectively, the “Signatories”) have entered into the Scripps Family Agreement, which is described in more detail in Item 6, to restrict the transfer and govern the voting of Common Voting Shares distributed to such Signatories following the termination of the Trust. Robert P. Scripps was a son of the founder of Scripps. John P. Scripps was a grandson of the founder and a nephew of Robert P. Scripps.

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012. An aggregate of 63,221,105 of the Common Shares held by the Trust were distributed to the Trust Beneficiaries other than the Minors pursuant to the terms of the Trust for no consideration on the Distribution Date. The remaining 1,621,090 Common Shares held by the Trust (other than the 37 Class A Common Shares to be sold) are expected to be distributed in the next few months to the Minors Trust, of which one of the Signatories is expected to be appointed as a trust advisor with respect to the transfer and voting of such Common Shares.

CUSIP No. 811065101

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm the Trustees’ authority to continue the investment and management of the Trust’s assets during the period between Trust termination and final distribution of assets (the “Winding-up Period”), and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions.

As of the Distribution Date, the provisions of the Order regarding the voting by the Trustees of the Common Voting Shares held by the Trust during the Winding-up Period ceased to apply to the Common Voting Shares distributed to the Signatories. The Common Voting Shares that remain in the Trust will continue to be subject to the voting provisions in the Order until their expected distribution to the Minors Trust. The Minors are not parties to the Scripps Family Agreement, and the Minors Trust may or may not become a party in the future. The Signatory who may be appointed as trust advisor with respect to the Common Shares to be held by the Minors Trust may be deemed to have beneficial ownership of those shares, but unless the Minors Trust becomes a party, will not be bound by the Scripps Family Agreement with respect to those Common Shares. As of the Distribution Date, the provisions of the Scripps Family Agreement fully govern the transfer and voting of the Common Voting Shares distributed to the Signatories. The matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended to add the following information:

As of March 18, 2013, the Trust beneficially owned and had voting and dispositive power as indicated below with respect to:

Number and Class of Shares	Percentage of Class A Common Shares
819,091 Class A Common Shares (1)	.72%
32,335,111 Common Voting Shares (2)	22.1	% (3)
Total: 33,154,202 Common Shares	22.5	% (3)

CUSIP No. 811065101

(1)	The Trust has sole voting and dispositive power with respect to such Class A Common Shares.
(2)	The Trust has sole dispositive power with respect to 801,999 of such Common Voting Shares. The voting provisions established by the Order will continue to apply to the remaining Common Voting Shares held by the Trust until the expected distribution of such shares to the Minors Trust. As a result, the Signatories may direct the manner in which the remaining Common Voting Shares are voted by the Trustees, under certain circumstances, as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. The Common Voting Shares held by the Signatories will also be voted as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. Due to this shared voting power, the aggregate number of Common Voting Shares that may be deemed to be beneficially owned by the Trust includes 801,999 Common Voting Shares held by the Trust and 31,533,112 Common Voting Shares held by the Signatories.
(3)	Each Common Voting Share is convertible at no cost and at any time into one Class A Common Share on a one-for-one basis. The Percentage of Class A Common Shares (i) is based on 114,064,119 of the Issuer’s Class A Common Shares outstanding as of January 31, 2013, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, and (ii) assumes the conversion of all Common Voting Shares to Class A Common Shares held by the Trust.

As of March 18, 2013, the Trustees beneficially owned and had sole voting and dispositive power (except as noted below) with respect to:

Name	Number and Class of Shares (1)	Percentage of Class A Common Shares (2)
John H. Burlingame	56,711 Class A Common Shares (3)	0.05%
Mary McCabe Peirce	2,509,932 Class A Common Shares (4)	2.18%
	2,406,000 Common Voting Shares (4)	2.07%
Nackey E. Scagliotti	882,173 Class A Common Shares (5)	.77%
	802,000 Common Voting Shares	.70%

(1)	Excludes Common Shares held by the Trust and assumes the exercise of all options exercisable for Class A Common Shares and the settlement in Class A Common Shares of all restricted stock units vesting within 60 days of March 18, 2013 held by such Trustee.
(2)	The percentage of Class A Common Shares assumes the exercise of all options exercisable for Class A Common Shares and the settlement in Class A Common Shares of all restricted stock units vesting within 60 days of March 18, 2013 held by such Trustee and the conversion of all Common Voting Shares to Class A Common Shares beneficially owned by the Trustee (other than those held by the Trust).
(3)	Includes 46,328 Class A Common Shares subject to options and 1,500 Class A Common Shares subject to restricted stock units.
(4)	Includes 29,192 Class A Common Shares subject to options, 1,500 Class A Common Shares subject to restricted stock units and 1,638,108 Class A Common Shares and 1,604,000 Common Voting Shares held as a co-guardian with another Signatory for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement.
(5)	Includes 46,328 Class A Common Shares subject to options and 1,500 Class A Common Shares subject to restricted stock units.

Since the date of the Original Schedule 13D, (i) the Trust converted two Common Voting Shares into Class A Common Shares for no consideration of March 4, 2013 and (ii) the Trust plans to sell 37 Class A Common Shares in the open market in lieu of delivering fractional shares in the distribution of the Common Shares from the Trust.

CUSIP No. 811065101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:

Order of the Court

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm the Trustees’ authority to continue the investment and management of the Trust’s assets during the Winding-up Period, and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions.

As of the Distribution Date, the provisions of the Order regarding the voting of the Common Voting Shares during the Winding-up Period ceased to apply to the Common Voting Shares distributed to the Trust Beneficiaries. The Common Voting Shares that remain in the Trust as of the date hereof will continue to be subject to the voting provisions in the Order until their expected distribution to the Minors Trust in the next few months.

Scripps Family Agreement

General. The Signatories and Scripps entered into the Scripps Family Agreement dated October 15, 1992 (the “Scripps Family Agreement”) to restrict the transfer and govern the voting of the common voting shares of Scripps that the Signatories may acquire or own after the termination of the Trust. Following the Spin-off in July 2008, the Scripps Family Agreement was amended to include the Common Voting Shares of the Issuer.

The provisions restricting transfer and governing voting of Common Voting Shares held by the Signatories became fully effective as of the Distribution Date. As of March 18, 2013, the Signatories held in the aggregate approximately 91.9% of the outstanding Common Voting Shares.

The voting provisions established by the Order will continue to apply to the remaining Common Voting Shares held by the Trust until such shares are distributed to the Minors Trust. As a result, the Signatories may direct the manner in which the remaining Common Voting Shares are voted by the Trustees, under certain circumstances, as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. As of March 18, 2013, the Signatories share voting power with respect to 94.2% of the outstanding Common Voting Shares. Following the expected distribution of the remaining 801,999 Common Voting Shares from the Trust to the Minors Trust they will not be subject to the Scripps Family Agreement unless the Minors Trust becomes a party in the future.

CUSIP No. 811065101

The provisions restricting transfer of Common Voting Shares under the Scripps Family Agreement will continue until 21 years after the death of the last survivor of the descendants of Robert P. Scripps and John P. Scripps alive when the Trust terminated. The provisions of the Scripps Family Agreement governing the voting of Common Voting Shares will be effective for a 10-year period after termination of the Trust and may be renewed for additional 10-year periods.

Transfer Restrictions. The Scripps Family Agreement provides that no Signatory may dispose of any Common Voting Shares (except as otherwise summarized below) without first giving other Signatories and the Issuer the opportunity to purchase such shares. The Signatories cannot convert Common Voting Shares into Class A Common Shares except for a limited period of time after giving other Signatories and the Issuer the aforesaid opportunity to purchase and except in certain other limited circumstances.

The Signatories are permitted to transfer Common Voting Shares to their lineal descendants or trusts for the benefit of such descendants, or to any trust for the benefit of such a descendant, or to any trust for the benefit of the spouse of such descendant or any other person or entity. Descendants to whom such shares are sold or transferred outright, and trustees of trusts into which such shares are transferred, must become parties to the Scripps Family Agreement or such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. The Signatories are also permitted to transfer Common Voting Shares by testamentary transfer to their spouses provided such shares are converted to Class A Common Shares and to pledge such shares as collateral security provided that the pledgee agrees to be bound by the terms of the Scripps Family Agreement. If title to any such shares subject to any trust is transferred to anyone other than a descendant of Robert Paine Scripps or John P. Scripps, or if a person who is a descendant of Robert Paine Scripps or John P. Scripps acquires outright any such shares held in trust but is not or does not become a party to the Scripps Family Agreement, such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Any valid transfer of Common Voting Shares made by the Signatories without compliance with the Scripps Family Agreement will result in automatic conversion of such shares to Class A Common Shares.

Voting Provisions. The Scripps Family Agreement provides that the Issuer will call a meeting of the Signatories prior to each annual or special meeting of the shareholders of the Issuer held after termination of the Trust (each such meeting hereinafter referred to as a “Required Meeting”). At each Required Meeting, the Issuer will submit for decision by the Signatories, each matter, including election of directors, that the Issuer will submit to the holders of its Common Voting Shares at the annual meeting or special meeting with respect to which the Required Meeting has been called. Each Signatory will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each matter brought before the Required Meeting. Each Signatory will be bound by the decision reached by majority vote with respect to each matter brought before the Required Meeting, and at the related annual or special meeting of the shareholders of the Issuer each Signatory will vote his Common Voting Shares in accordance with decisions reached at the Required Meeting of the Signatories.

CUSIP No. 811065101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013

THE EDWARD W. SCRIPPS TRUST

By:	/s/ Donald E. Meihaus

Donald E. Meihaus, Secretary/Treasurer